Prospectus Supplement Filed pursuant to Rule 424(b)(3)
Registration No. 333-145082

PROSPECTUS SUPPLEMENT NO. 01
DATED MAY 8, 2008
(To Prospectus Dated April 17, 2008)

LEGEND INTERNATIONAL HOLDINGS, INC.

154,895,487 Shares of Common Stock

This prospectus supplement supplements information contained in, and should be read in conjunction with, that certain Prospectus, dated April 17, 2008, of Legend International Holdings, Inc. (the “Company”). This prospectus supplement is not complete without, and may not be delivered or used except in connection with, the original Prospectus. The Prospectus relates to the public sale, from time to time, of up to 154,895,487 shares of our common stock by the selling shareholders identified in the Prospectus.

The information attached to this prospectus supplement modifies and supersedes, in part, the information in the Prospectus, as supplemented. Any information that is modified or superseded in the Prospectus shall not be deemed to constitute part of the Prospectus, except as modified or superseded by this prospectus supplement.

This prospectus supplement includes the attached Form 8-K dated May 5, 2008 as filed by us with the Securities and Exchange Commission.

We may amend or supplement the Prospectus from time to time by filing amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements carefully before you make an investment decision.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this Prospectus Supplement (or the original Prospectus dated April 17, 2008) is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 8, 2008.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________

FORM 8-K
______________

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  May 5, 2008

______________

LEGEND INTERNATIONAL HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

______________

Delaware	000-32551	23-3067904
(State or Other Jurisdiction	(Commission	(I.R.S. Employer
of Incorporation)	File Number)	Identification No.)

Level 8, 580 St Kilda Road, Melbourne, Victoria Australia 3004
(Address of Principal Executive Office) (Zip Code)

61-3-8532-2866
(Registrant’s telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01:                      Other Events

On May 5, 2008, the Company issued the attached press release in relation to a long term offtake agreement for phosphate rock with India’s largest fertilizer enterprise (IFFCO) for its phosphate projects in Queensland, Australia.

Item 9.01:                      Financial Statement and Exhibits

99.1:           Press Release dated May 5, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LEGEND INTERNATIONAL HOLDINGS, INC.
(Company)

By:	/s/ Peter Lee
Peter Lee
Secretary

Dated: May 8, 2008

INDEX TO EXHIBITS

99.1:                        Press Release dated May 5, 2008

EXHIBIT 99.1

PRESS RELEASE
FOR IMMEDIATE RELEASE

LEGEND INTERNATIONAL HOLDINGS ANNOUNCES LONG TERM OFFTAKE AGREEMENT FOR PHOSPHATE ROCK WITH INDIA’S LARGEST FERTILIZER ENTERPRIZE (IFFCO)

Melbourne Australia – May 5, 2008 - Legend International Holdings, Inc. (OTC-BB: LGDI) with phosphate projects in the State of Queensland, Australia, announces that it has entered into a long term offtake and supply agreement for a minimum of 3 million tonnes annually of concentrated rock phosphate from its Lady Annie project in Queensland, Australia, with Indian Farmers Fertiliser Cooperative Limited (“IFFCO”). Legend and IFFCO have decided to pursue the Project in Joint Venture, the terms of which are under discussion.

IFFCO is India’s largest fertilizer enterprise, a cooperative with over 50 million farmers associated with it, primarily engaged in production and marketing of nitrogenous and phosphate fertilizers in India. IFFCO has five fertilizer plants in India with a domestic annual capacity of producing 4.3 million tonnes of phosphatic fertilizers and 4.2 million tonnes of nitrogenous fertilizers. In addition to setting up the fertilizer manufacturing units in India, IFFCO has made strategic investments in several joint ventures in India and overseas. More details on IFFCO are available on its website www.iffco.nic.in

Financing and Joint Venture options for the capital cost of Legend’s phosphate project are currently under discussion between the parties as is the price of the phosphate rock. The price of the rock will be negotiated on a fair and equitable basis for both companies based on international market prices applicable for the Indian market with an appropriate discount. Negotiations in regards to finance options should be concluded in coming months.

About Legend International Holdings Inc.

Legend International Holdings, Inc. (OTCBB: LGDI) is a mining and agriculture resource development company. The Company is principally focussed ion developing its phosphate deposits in the Georgina Basin in Queensland, Australia. The Company’s exploration licences include approximately 5.2 million acres in Queensland and the Northern Territory, Australia. For further information please visit our website at www.lgdi.net.

For further information, please contact:

Mr. Joseph Gutnick	General Manager Business
CHIEF EXECUTIVE OFFICER	NEW YORK OFFICE
Legend International Holdings Inc.	Legend International Holdings Inc.
Tel: +011 613 8532 2866	Tel: (212) 223 0018
Fax: +011 613 8532 2805	Fax: (212) 223 1169
E-mail: josephg@axisc.com.au	E-mail: legendinfo@axisc.com.au

FORWARD-LOOKING STATEMENTS

Forward-looking statements in this press release are made pursuant to the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995.  Investors are cautioned that such forward-looking statements involve risks and uncertainties including, without limitation, the risks of exploration and development stage projects, risks associated with environmental and other regulatory matters, mining risks and competition and the volatility of mineral prices.  Actual results and timetables could vary significantly.  Additional information about these and other factors that could affect the Company’s business is set forth in the Company’s fiscal 2007 Annual Report on Form 10-K and other filings with the Securities and Exchange Commission.